Filed by REGENXBIO Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Dimension Therapeutics Inc.

Commission File Number: 001-37601

REGENXBIO RESPONDS TO NOTIFICATION OF A SUPERIOR PROPOSAL UNDER ITS MERGER AGREEMENT WITH DIMENSION THERAPEUTICS

Company Focused on Advancing Proprietary NAV Technology Platform

and Deep Gene Therapy Treatment Pipeline

ROCKVILLE, MD. – October 2, 2017 – REGENXBIO Inc. (Nasdaq:RGNX) today announced that Dimension Therapeutics, Inc. (Nasdaq:DMTX) notified REGENXBIO that it has determined that it has received a “superior proposal” as defined in the merger agreement under which REGENXBIO would have acquired Dimension in an all-stock transaction for an implied value of approximately $3.41 per share based on the closing stock price of REGENXBIO stock on August 24, 2017.

Late yesterday, Dimension notified REGENXBIO that its board of directors determined that the recently amended proposal from Ultragenyx Pharmaceutical Inc. (Nasdaq:RARE) to acquire Dimension for $6.00 per share in cash constituted a “superior proposal” and that Dimension’s board of directors intends to change its prior recommendation to Dimension’s stockholders to vote in favor of the proposed merger between REGENXBIO and Dimension. This notice invoked REGENXBIO’s matching right under the merger agreement. In response, REGENXBIO notified Dimension that it will not increase the consideration payable to Dimension stockholders under the merger agreement and that REGENXBIO has waived its matching rights. As a result of REGENXBIO’s response, Dimension has indicated it will terminate the merger agreement and pay REGENXBIO the $2.85 million termination fee concurrently with the termination.

“While the strategic rationale for a combination with Dimension is compelling, we believe our offer represented fair value and prudently enabled both companies’ shareholders to participate in the upside of the combined company,” said Kenneth T. Mills, President and Chief Executive Officer of REGENXBIO. “We take a disciplined approach to business development and will continue prioritizing the advancement of our proprietary NAV Technology Platform and our exciting, potentially life-changing gene therapy lead product candidates for retinal, metabolic and neurodegenerative diseases.”

Mr. Mills continued, “At REGENXBIO, our strategy has always been to accelerate the development of a broad and robust pipeline of NAV-based gene therapies in an effort to most rapidly meet the needs of patients suffering from a wide range of rare genetic diseases. We have done so through our internal lead product candidates and through partnerships with our many NAV Technology licensees, including Dimension.”

Upon the completion of Ultragenyx’s acquisition of Dimension, Ultragenyx is expected to become a NAV Technology Licensee in the seven inherited metabolic disease fields, including OTC deficiency, GSDa1a and hemophilia A, currently licensed to Dimension by REGENXBIO. Dimension has one remaining limited option to an exclusive commercial license for a disease indication that is available for licensing, which would exclude, among other things, products under development by REGENXBIO or its NAV Technology Licensees.

Mr. Mills added, “We wish Ultragenyx and Dimension well, and we hope that Ultragenyx will use its considerable experience and resources to advance all of the programs licensed from REGENXBIO for the benefit of patients in need. We look forward to working with Ultragenyx to rapidly progress all of Dimension’s programs as provided for under the terms of our license agreements.”

About REGENXBIO

REGENXBIO is a leading clinical-stage biotechnology company seeking to improve lives through the curative potential of gene therapy. REGENXBIO’s NAV® Technology Platform, a proprietary adeno-associated virus (AAV) gene delivery platform, consists of exclusive rights to more than 100 novel AAV vectors, including AAV7, AAV8, AAV9 and AAVrh10. REGENXBIO and its third-party NAV Technology licensees are applying the NAV Technology Platform in the development of a broad pipeline of product candidates in multiple therapeutic areas.

Forward-looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would” or by variations of such words or by similar expressions. The forward-looking statements include, without limitation, statements about REGENXBIO’s future operations, costs and cash flow. REGENXBIO has based these forward-looking statements on its current expectations and assumptions and analyses made by REGENXBIO in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors REGENXBIO believes are appropriate under the circumstances. However, whether actual results and developments will conform with REGENXBIO’s expectations and predictions is subject to a number of risks and uncertainties, including the timely development and launch of new products, the ability to obtain and maintain regulatory approval of product candidates, the ability to obtain and maintain intellectual property protection for product candidates and technology, trends and challenges in the business and markets in which REGENXBIO operates, the size and growth of potential markets for product candidates and the ability to serve those markets, the rate and degree of acceptance of product candidates, and other factors, many of which are beyond the control of REGENXBIO. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of REGENXBIO’s Annual Report on Form 10-K for the year ended December 31, 2016 and comparable “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of REGENXBIO’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and are available on the SEC’s website at www.sec.gov. All of the forward-looking statements made in this communication are expressly qualified by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on REGENXBIO or its business or operations. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this communication. These forward looking statements speak only as of the date of this communication. REGENXBIO does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investors

Heather Savelle, 617-340-6072

heather@argotpartners.com

Media

Andrew Cole / David Isaacs

Sard Verbinnen & Co

212-687-8080 / 415-618-8750

REGENXBIO-SVC@sardverb.com

OR

Adam Pawluk, 202-591-4063

apawluk@jpa.com

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